

Mail Stop 4561

July 15, 2016

James Farinella
Chief Executive Officer
Michael James Enterprises, Inc.
784 Morris Turnpike, # 334
Short Hills, NJ 07078

> **Re:** **Michael James Enterprises, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 8, 2016**
> **File No. 000-54616**

Dear Mr. Farinella:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your information statement relates to the merger with and into Michael James Enterprises, Inc., a Nevada corporation. It appears, therefore, that the information required by Item 14 of Schedule 14A is required in your proxy statement. Please revise to include the financial information required by Item 14(b)(11) or tell us why you have not provided this information. See Item 14(a)(1) of Schedule 14A.

2. Please tell us whether you intend to file a registration statement for the exchange of the common stock and preferred stock or tell us what exemption you are relying on for the issuance of these securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Wolfgang Heimerl, Esq.
        Heimerl Law Firm